Filed by Reinsurance Group of America, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under other applicable sections
of the Securities Exchange Act of 1934

Subject Company: MetLife, Inc.
Commission File No.: 001-15787

Subject Company: Reinsurance Group of America, Incorporated
Commission File Nos.: 333-151390 and 333-152828
On August 11, 2008 Reinsurance Group of America, Incorporated reported the following on a Current Report on Form 8-K:
Reinsurance Group of America, Incorporated (“RGA”) is filing this Current Report on Form 8-K to disclose certain terms of the exchange offer that MetLife, Inc. (“MetLife”) intends to commence on Thursday, August 14, 2008.
Recapitalization and Distribution Agreement. As previously reported, on June 2, 2008, MetLife, and RGA entered into a recapitalization and distribution agreement (the “R&D Agreement”), pursuant to which MetLife intends to dispose of most of its equity interest in RGA to MetLife’s security holders. The transaction consists of:
•	a proposed recapitalization of RGA common stock into two classes of common stock — RGA class A common stock and RGA class B common stock (which is referred to as the “recapitalization”); and
•	an exchange offer pursuant to which MetLife will propose to acquire MetLife common stock in exchange for RGA class B common stock (which is referred to as the “exchange offer” or, when completed, the “split-off”).
In addition, to the extent that MetLife holds any RGA class B common stock following the split-off, MetLife will dispose of such RGA class B common stock in:
•	one or more public or private debt exchanges, pursuant to which MetLife will acquire MetLife debt securities in exchange for RGA class B common stock (each of which is referred to as a “debt exchange”); and/or
•	one or more subsequent split-offs, pursuant to which MetLife will acquire MetLife common stock in exchange for RGA class B common stock (each of which is referred to as a “subsequent split-off”).
The complete divestiture of MetLife’s RGA class B common stock whether accomplished by the exchange offer and any debt exchanges and/or any subsequent split-offs is referred to in this document as the “divestiture.”
Following completion of the divestiture, MetLife and its subsidiaries will hold no RGA class B common stock and 3,000,000 shares of RGA class A common stock. MetLife has agreed to complete the divestiture on or before the first anniversary of the completion of the exchange offer.
The divestiture is subject to the terms and conditions of the R&D Agreement, which is more fully described in the form of prospectus relating to the exchange offer included in RGA’s Registration Statement on Form S-4 (No. 333-152828), as amended, filed on August 11, 2008, as referred to below, and the proxy statement/prospectus dated August 4, 2008 referred to below and RGA’s Current Report on Form 8-K filed on June 5, 2008.
Terms of Exchange Offer. On August 11, 2008, MetLife advised RGA that it has established certain terms of the exchange offer, as follows:

Commencing August 14, 2008, MetLife intends to offer to exchange 29,243,539 shares of RGA class B common stock in the aggregate for outstanding shares of MetLife common stock validly tendered and not properly withdrawn, on the terms and conditions and subject to the limitations described in the form of prospectus included in RGA’s Registration Statement on Form S-4 (No. 333-152828), as amended, filed on August 11, 2008, as referred to below, and in the related letter of transmittal, by 12:00 midnight, New York City time, at the end of September 11, 2008.
The number of shares of MetLife common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of MetLife common stock tendered. MetLife will offer to exchange 29,243,539 shares of RGA class B common stock in the exchange offer. Accordingly, the largest possible number of shares of MetLife common stock that will be accepted in the exchange offer equals 29,243,539 divided by the final exchange ratio. If the exchange offer is oversubscribed, the tendered shares will be subject to proration when the exchange offer expires. MetLife’s obligation to complete the exchange offer is subject to important conditions that are described in the form of prospectus included in RGA’s Registration Statement on Form S-4 (No. 333-152828), as amended, filed on August 11, 2008, as referred to below, and in the related letter of transmittal.
For each share of MetLife common stock that MetLife stockholders tender in the exchange offer and do not withdraw, they will receive a number of shares of RGA class B common stock at a 10% discount to the per-share value of RGA class B common stock, calculated as set forth below, subject to a limit of 1.3071 shares of RGA class B common stock per share of MetLife common stock. Stated another way, subject to the limit described below, for each $1.00 of MetLife common stock accepted in the exchange offer, tendering MetLife stockholders will receive approximately $1.11 of RGA class B common stock based on the final calculated per-share values equal to:
•	with respect to the MetLife common stock, the average of the daily VWAP of MetLife common stock on the NYSE for the last three trading days of the originally contemplated exchange offer period as reported by Bloomberg L.P. for the equity ticker MET.N; and
•	with respect to the RGA class B common stock, the average of the daily VWAP of RGA common stock on the NYSE for the last three trading days of the originally contemplated exchange offer period as reported by Bloomberg L.P. for the equity ticker RGA.N.
The last three trading days of the originally contemplated exchange offer period are September 9, 2008, September 10, 2008 and September 11, 2008. Although those dates could change if the exchange offer is extended, those dates will not change for purposes of calculating the per-share values if that extension occurs solely as a result of the automatic extension of the exchange offer triggered by the limit, as described in the second paragraph below. As used in this document, “VWAP” means the “volume-weighted average price” per share of the stock on the NYSE during the period specified, as reported by Bloomberg L.P., and “daily VWAP” means VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the New York Stock Exchange) and ending at 4:00 p.m., New York City time

(or such other time as is the official close of trading on the NYSE), as reported by Bloomberg, L.P., except that, on the last trading day of the originally contemplated exchange offer period, the data based on which the VWAP is determined will only take into account any adjustments made to reported trades included by 4:10 p.m., New York City time, on that day.
The exchange offer period will be automatically extended if a market disruption event (as defined in the form of prospectus included in RGA’s Registration Statement on Form S-4 (No. 333-152828), as amended, filed on August 11, 2008, occurs with respect to MetLife common stock or the RGA common stock on any of the three days during which the value of each share of MetLife common stock and RGA common stock was originally expected to be determined.
In addition, if the limit on the number of shares that can be received for each share of MetLife common stock tendered described below is in effect at the expiration of the originally contemplated exchange offer period, then the exchange ratio will be fixed at the limit and the exchange offer will be automatically extended until 12:00 midnight, New York City time, at the end of the second following trading day.
The number of shares of RGA class B common stock that tendering MetLife stockholders can receive in the exchange offer is subject to a limit of 1.3071 shares of RGA class B common stock for each share of MetLife common stock tendered and accepted in the exchange offer. If the limit is in effect, for each $1.00 of MetLife common stock validly tendered and not properly withdrawn, and accepted by MetLife, tendering MetLife stockholders will receive less than $1.11 of RGA class B common stock, and they could receive much less. This limit is a ratio, which was calculated based on a 15% discount for the RGA class B common stock based on the average of the daily VWAPs of MetLife common stock and RGA common stock on the NYSE on August 6, 2008, August 7, 2008 and August 8, 2008, which are the last three trading days before the filing of RGA’s Registration Statement on Form S-4 (No. 333-152828), as amended, on August 11, 2008, which includes the form of prospectus relating to MetLife’s exchange offer. MetLife set this limit to ensure that an unusual or unexpected drop in the trading price of RGA common stock, relative to the trading price of MetLife common stock, would not result in an unduly high number of shares of RGA class B common stock being exchanged per share of MetLife common stock accepted in the exchange offer. The exchange offer does not provide for a minimum exchange ratio.
The following formula will be used to calculate the number of shares of RGA class B common stock tendering MetLife stockholders will receive for shares of MetLife common stock accepted in the exchange offer:

Number of shares of
		MetLife common		100% of the calculated per-share value
Number of shares of		stock tendered and		of MetLife common stock
RGA class B common	=	accepted,	1.3071 and

stock		multiplied by the		90% of the calculated per-share value of
		lesser of:		RGA common stock

The “calculated per-share value” for the MetLife common stock and for the RGA common stock will be the average of the daily VWAP for MetLife common stock and RGA common stock, respectively, on the last three trading days of the exchange offer period. The last three trading days of the originally contemplated exchange offer period are September 9, 2008, September 10, 2008 and September 11, 2008. Although those dates could change if the originally contemplated exchange offer period is extended, those dates will not change for purposes of calculating the per-share values if that extension occurs solely as a result of the automatic extension of the exchange offer triggered by the limit.
Each of the daily VWAPs, intra-day VWAPs and the final exchange ratio will be rounded to four decimal places, while calculated per-share values will be rounded to five decimal places.
MetLife advises that investors will be able to review indicative exchange ratios and calculated per-share values of MetLife common stock and RGA common stock and the final exchange ratio used to determine the number of shares of RGA class B common stock to be exchanged per share of MetLife common stock as follows:
•	Indicative calculated per-share values: A web page will be maintained at www.dfking.com/metlife that provides indicative exchange ratios and calculated per-share values of the MetLife common stock and the RGA common stock.
•	From the third to the seventeenth trading day of the exchange offer, the web page will show indicative calculated per-share values, calculated as though that day were the expiration date of the exchange offer, of (1) the MetLife common stock, which will equal the average of the daily VWAP of MetLife’s common stock on each of the three prior trading days; and (2) the RGA class B common stock, which will equal the average of the daily VWAP of RGA common stock on each of the three prior trading days. For example, after 4:30 p.m., New York City time, on August 21, 2008, the web page will show an indicative exchange ratio based on indicative per-share values of MetLife common stock and RGA common stock on August 19, 2008, August 20, 2008 and August 21, 2008. During this period, the indicative calculated per-share values will be updated on each trading day by 4:30 p.m., New York City time. Such data will not, however, be included in the calculation of the final calculated per-share value for either MetLife common stock or RGA common stock.
•	During the last three trading days of the originally contemplated exchange offer period, when the values of MetLife common stock and RGA common stock are calculated for the purposes of the exchange offer, the web page will show the indicative calculated per-share values of MetLife common stock and RGA common stock which will equal, with respect to each, (1) on the third-to-last day, the intra-day VWAP during the elapsed portion of the day (2) on the second-to-last day, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the preceding day; and (3) on the last day, the intra-day VWAP during the elapsed portion of that last day averaged with the actual daily VWAP for each of the two preceding days. “Intra-day VWAP” means VWAP for the period beginning at the official open of trading on the NYSE and ending as of the specific time in such day. During this period, the indicative calculated per-share values and indicative exchange ratio calculated using such values will be updated every 30 minutes (on approximately the hour and half-hour mark). The data used to derive the intra-day VWAP during the last three trading days of the originally contemplated exchange offer period will reflect a 20-minute reporting delay, and will be included as an element of the actual final VWAP that will be used to determine the final calculated per-share values.
•	The final exchange ratio that shows the number of shares of RGA class B common stock that a tendering MetLife stockholder will receive for each share of MetLife common stock tendered and accepted in the exchange offer, assuming no proration, will be available at www.dfking.com/metlife by 4:30 p.m., New York City time, on the last day of the exchange offer and separately announced by press release.
For purposes of illustration, the table below indicates the number of shares of RGA class B common stock that tendering MetLife stockholders would receive per share of MetLife common stock, calculated on the basis described above and taking into account the limit described above, assuming a range of averages of the daily VWAP of MetLife common stock and RGA common stock on the last three trading days of the exchange offer. The first line of the table below shows the indicative calculated per-share values of MetLife common stock and RGA common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on August 8, 2008, based on the daily VWAPs of MetLife common stock and RGA common stock on August 6, 2008, August 7, 2008 and August 8, 2008. The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share values of MetLife common stock and RGA common stock based on changes relative to the values on August 8, 2008.

MetLife	RGA	Calculated	Calculated	Shares of RGA Class
Common Stock	Common Stock	per-Share Value of	per-Share Value of	B Common Stock per
		MetLife Common	RGA Common Stock	MetLife Share
		Stock		Tendered

As of August 8, 2008		$52.04950	$46.84723	1.2345
(1) Down 10%	Up 10%	$46.84455	$51.53196	1.0100
(2) Down 10%	Unchanged	$46.84455	$46.84723	1.1110
(3) Down 10%	Down 10%	$46.84455	$42.16251	1.2345
(4) Unchanged	Up 10%	$52.04950	$51.53196	1.1223
(5) Unchanged	Down 10%	$52.04950	$42.16251	1.3071 *
(6) Up 10%	Up 10%	$57.25445	$51.53196	1.2345
(7) Up 10%	Unchanged	$57.25445	$46.84723	1.3071 *
(8) Up 10%	Down 10%	$57.25445	$42.16251	1.3071 *

*	In these scenarios, the limit is in effect. Absent the limit, the exchange ratios would have been 1.3717, 1.3579 and 1.5088 shares of RGA class B common stock per MetLife share tendered and accepted in scenarios (5), (7) and (8), respectively. In this scenario, MetLife would announce that the limit on the number of shares that can be received for each share of MetLife common stock tendered is in effect at the expiration of the exchange offer period by 4:30 p.m., New York City time, on the expiration date, the exchange ratio would be fixed at the limit and the exchange offer would be extended until 12:00 midnight, New York City time, at the end of the second following trading day.

Additional Information and Where to Find It
In connection with MetLife’s proposed divestiture of its stake in RGA, on August 11, 2008, RGA filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (No. 333-152828), as amended, which includes a form of prospectus relating to the exchange offer. At the appropriate time, MetLife will file with the SEC a statement on Schedule TO. In addition, RGA has filed with the SEC a registration statement on Form S-4 (File No. 333-151390), as amended, which includes a final proxy statement/prospectus dated August 4, 2008 related to the recapitalization. Investors and holders of RGA and MetLife securities are strongly encouraged to read the registration statements and any other relevant documents filed with the SEC, including the prospectus relating to the exchange offer and related exchange offer materials, the tender offer statement on Schedule TO (when available), and the proxy statement/prospectus relating to the recapitalization, as well as any amendments and supplements to those documents, because they will contain important information about RGA, MetLife, and the proposed transactions. The prospectus relating to the exchange offer, related exchange offer materials and the tender offer statement on Schedule TO will be mailed to stockholders of MetLife. The proxy statement/prospectus relating to the recapitalization and related transactions has been mailed to shareholders of RGA. Investors and security holders will be able to obtain free copies of the registration statements, the prospectus relating to the exchange offer and related exchange offer materials and the tender offer statement on Schedule TO (when available), and the proxy statement/prospectus relating to the recapitalization, as well as other filed documents containing information about MetLife and RGA, without charge, at the SEC’s web site (www.sec.gov). Free copies of RGA’s filings also may be obtained by directing a request to RGA, Investor Relations, by phone to (636) 736-7243, in writing to Mr. John Hayden, Vice President-Investor Relations, Reinsurance Group of America, Incorporated, 1370 Timberlake Manor Parkway, Chesterfield, Missouri, 63017, or by email to investrelations@rgare.com. Free copies of MetLife’s filings may be obtained by directing a request to MetLife, Investor Relations, by phone to (212) 578-2211, in writing to MetLife, Inc., 1 MetLife Plaza, Long Island City, NY 11101, or by email to metir@metlife.com. Neither RGA, MetLife nor any of their respective directors or executive officers or any dealer manager, if any, that may be appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Accordingly, the offer for the outstanding shares of MetLife common stock pursuant to the exchange offer described in this communication has not commenced. At the time that the contemplated exchange offer is commenced, MetLife will file a statement on Schedule TO with the SEC. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

Participants in the Solicitation
RGA, MetLife and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from RGA’s shareholders with respect to the proposed recapitalization. Information regarding the directors and executive officers of RGA is included in its definitive proxy statement for its 2008 Annual Meeting of Shareholders filed with the SEC on April 9, 2008. Information regarding the directors and officers of MetLife is included in the definitive proxy statement for MetLife’s 2008 Annual Meeting of Shareholders filed with the SEC on March 18, 2008. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, is set forth in the proxy statement/prospectus dated August 4, 2008 and the form of prospectus relating to the exchange offer included in RGA’s Registration Statement on Form S-4 (No. 333-152828), as amended, filed on August 11, 2008, each as may be amended from time to time, and other materials to be filed with the SEC in connection with the proposed transactions.